                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO.2
                                       TO
                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                           OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                       HUNTINGDON LIFE SCIENCES GROUP PLC
                            (Name of Subject Company)


                          LIFE SCIENCES RESEARCH, INC.
                        (Name of Filing Person---Offeror)


                       ORDINARY SHARES, 5 PENCE EACH, AND
     AMERICAN DEPOSITARY SHARES, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
                      EACH REPRESENTING 25 ORDINARY SHARES
                         (Title of Class of Securities)

                                   532169109
                      (CUSIP Number of Class of Securities)


                                 WALTER STAPFER
                                    PMB #251
                             211 EAST LOMBARD STREET
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-0620
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                  ------------


/X/      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
         Amount Previously Paid:    $3,382.70          Filing Party:   Life Sciences Research, Inc.

         Form or Registration No.    Form S-4          Date Filed:     October 11, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Amended Schedule TO") filed by Life Sciences Research, Inc., a Maryland corporation ("LSR"), on October 16, 2001, as amended by Amendment No. 1 to the Schedule TO, filed on November 9, 2001 (the "Schedule TO"), in connection with the Offer (the "Offer") to exchange one share of issued and outstanding voting common stock of LSR, par value $.01 per share (the "LSR Voting Common Stock"), for 50 issued and outstanding ordinary shares of Huntingdon Life Sciences Group plc (the "Company"), 5 pence each (the "Ordinary Shares"), and to exchange one share of LSR Voting Common Stock for two American Depositary Shares of the Company, represented by American Depositary Receipts (the "ADSs"). Fractions of shares of LSR Voting Common Stock will not be allotted or issued to accepting holders of Ordinary Shares or ADSs. Such holders shall, in lieu of any fractional shares of LSR Voting Common Stock, receive the payment due in respect of such fractional shares in either pounds sterling or U.S. dollars, at their election.

         The Offer is made upon the terms and subject to the conditions set forth in the Offer Document, which forms a part of the Registration Statement on Form S-4, filed with the Commission on October 11, 2001, as amended on October 16, 2001 and November 9, 2001, and the related Letter of Transmittal and Form of Acceptance. A copy of the Offer Document is incorporated by reference as Exhibit (a)(1) hereto.

         The information in the Offer Document and the related Letter of Transmittal, and any amendment or supplement thereto related to the Offer hereafter filed with the Commission by LSR, is hereby incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 12.  EXHIBITS.

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

(a)(13) US Press Release issued by LSR dated November 14, 2001 (filed under Rule 425 under the Securities Act of 1933 by LSR on November 14, 2001).

(a)(14) UK Press Release issued by LSR dated November 14, 2001 (filed under Rule 425 under the Securities Act of 1933 by LSR on November 14, 2001).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2001


                                          LIFE SCIENCES RESEARCH, INC.


                                          By: /s/ WALTER STAPFER
                                              ---------------------------------
                                              Walter Stapfer
                                              President
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                                  EXHIBIT INDEX

Exhibit Number        Exhibit Name
--------------        ------------


(a)(13) US Press Release issued by LSR dated November 14, 2001 (filed under Rule 425 under the Securities Act of 1933 by LSR on November 14, 2001).

(a)(14) UK Press Release issued by LSR dated November 14, 2001 (filed under Rule 425 under the Securities Act of 1933 by LSR on November 14, 2001).